                                                               EXHIBIT (a)(5)(A)


[Books-A-Million(R)LOGO]                                            News Release
402 Industrial Lane
Birmingham, AL  35211
205-942-3737

Contact:     Richard S. Wallington
             Chief Financial Officer
             (205) 942-3737

           BOOKS-A-MILLION, INC. ANNOUNCES PRELIMINARY RESULTS OF ITS
                           DUTCH AUCTION TENDER OFFER


BIRMINGHAM, ALA. (JULY 22, 2005) - BOOKS-A-MILLION, INC. (NASDAQ/NM:BAMM) announced today the preliminary results of its modified "Dutch Auction" tender offer, which expired at 12:00 midnight, New York City time, on July 21, 2005. In the tender offer, the Company offered to purchase up to 4,000,000 shares of its common stock at a price that was not greater than $10.00 nor less than $8.75 per share.

The Company expects to accept for purchase 57,223 shares at a purchase price of $10.00 per share, for a total cost of $572,230. Based on the preliminary count by Wells Fargo Shareowner Services, the depositary for the tender offer, 57,223 shares of common stock, including 132 shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $10.00 per share.

The number of shares tendered and not withdrawn, and the purchase price are preliminary and are subject to verification by Wells Fargo Shareowner Services. The actual number of shares validly tendered and not withdrawn, and the purchase price will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered.

Subject to applicable law, the Company may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although the Company and its affiliates are prohibited from repurchasing shares until August 4, 2005, ten business days after July 21, 2005.

The dealer manager for the tender offer is Goldman, Sachs & Co. and the information agent is D.F. King & Co., Inc. The depositary is Wells Fargo Shareowners Services. For questions and information, please call the information agent toll free at (888) 644-5854.

Books-A-Million is one of the nation's leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates 207 stores in 19 states and the District of Columbia. The Company operates three distinct store formats, including large superstores operating under the names Books-A-Million and Books & Co., traditional bookstores operating under the names Books-A-Million and Bookland, and Joe Muggs Newsstands.

                                      -END-